UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2008

ELECTRO SCIENTIFIC INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

OREGON	0-12853	93-0370304
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13900 NW Science Park Drive, Portland, Oregon	97229
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (503) 641-4141

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ELECTRO SCIENTIFIC INDUSTRIES, INC.

FORM 8-K

INDEX

Item	Description	Page
Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers	2

Item 5.03	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year	2

Item 9.01	Financial Statement and Exhibits	2

Signatures		3

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of October 15, 2008, among Electro Scientific Industries, Inc. (“ESI”), Zirkon Merger Sub, LLC and Zygo Corporation (“Zygo”), contemplates that two ESI directors will resign at the closing of the merger, with the ESI Board of Directors at closing to consist of eleven members, three of whom would be new directors designated by Zygo. Accordingly, on December 2, 2008, Gerald Taylor and Keith Thompson resigned as directors of ESI effective immediately prior to and contingent upon the closing of the merger and the board of directors of ESI appointed each of Eugene G. Banucci, Youssef A. El-Mansy and Bruce W. Worster directors of ESI, effective and contingent upon the closing of the merger. The three appointees were designated by Zygo in accordance with the terms of the Merger Agreement.

Item 5.03	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 2, 2008, the board of directors of ESI amended Section 2.1 of the Company’s 2004 Restated Bylaws, effective immediately prior to the merger, to increase the maximum size of the board of directors from ten to eleven. Section 2.1 of the 2004 Bylaws, as amended, is filed as Exhibit 3.1 hereto.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed herewith and this list is intended to constitute the exhibit index:

Exhibit Number	Exhibit Title

3.1	Section 2.1 of the Company’s 2004 Bylaws, as amended.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2008.

Electro Scientific Industries, Inc.
(Registrant)

By:	/s/ Paul Oldham
Name:	Paul Oldham
Title:	Vice President of Administration, Chief Financial Officer and Corporate Secretary

3

Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 333-155979

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008 and the amendment to Zygo’s annual report (Form 10-K/A) filed with the SEC on October 27, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.

Exhibit 3.1

Section 2.1 of the Electro Scientific Industries, Inc. 2004 Bylaws, as Amended

“2.1 Number and Term. The number of directors of the Corporation shall be at least six and no more than eleven. The directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class (“Class I”) to expire at the 2004 annual meeting of shareholders, the term of office of the second class (“Class II”) to expire at the 2005 annual meeting of shareholders and the term of office of the third class (“Class III”) to expire at the 2006 annual meeting of shareholders. At each annual meeting of shareholders, directors elected to succeed those directors whose terms expire shall be elected to serve three-year terms and until their successors are elected and qualified, so that the term of one class of directors will expire each year. The number of directors may be increased or decreased from time to time by amendment to this Section 2.1, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of directors is changed pursuant to this Section 2.1, any newly created directorships, or any decrease in directorships, shall be so apportioned among the classes so as to make all classes as nearly equal as possible.”